UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2009 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 1-14642

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING Americas Savings Plan and ESOP

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ING Groep N.V.

Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

or

P.O. Box 810
1000 AV Amsterdam
                The Netherlands

EXPLANATORY NOTE

The Plan is filing this Amendment No. 1 to its Annual Report on Form 11-K for the fiscal years ended December 31, 2009 and 2008 for the sole purpose of attaching Schedule G Part III – Nonexempt Transactions and to update the Report of Independent Registered Public Accounting Firm dated June 22, 2010 with the Report of Independent Registered Public Accounting Firm dated June 22, 2010, except for Schedule G, as to which the date is November 17, 2010.  The Plan hereby files this 2009 11-K/A to amend and re-file the original Annual Report on Form 11-K for the fiscal years ended December 31, 2009 and 2008 in its entirety.  Other than the addition of Schedule G Part III, no other items included in the original 2009 Form 11-K, including financial statements and footnotes, have been amended by this 2009 Form 11-K/A.  Further, this 2009 Form 11-K/A does not purport to provide an update or a discussion of any other developments with respect to the Plan subsequent to the filing date of the original 2009 Form 11-K.

ING AMERICAS SAVINGS PLAN AND ESOP
Contents of Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the ING Americas Savings Plan and ESOP are being filed herewith:

	Audited Financial Statements and Supplemental Schedule
	December 31, 2009 and 2008, and the years then ended:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of:
		December 31, 2009 and 2008	2

	Statements of Changes in Net Assets Available for Benefits for the years ended:
		December 31, 2009 and 2008	3

	Notes to Financial Statements		4

	Supplemental Schedule:
		Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	18
		Schedule G, Part III Nonexempt Transactions	19

	Signature Page		22

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description

	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

ING U.S. Pension Committee
ING Americas Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the ING Americas Savings Plan and ESOP as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

 /s/ Ernst & Young LLP
       Ernst & Young LLP

Atlanta, Georgia
June 22, 2010,
  except for Schedule G, as to which
  the date is November 17, 2010

ING AMERICAS SAVINGS PLAN AND ESOP
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

	2009	2008
Assets
Contributions receivable - employer	$-	$1,931,897
Total receivable	-	1,931,897

Investments at fair value:
Mutual funds	337,933,632	232,711,720
Common collective trusts	191,826,377	149,257,542
ING Stock funds	79,738,464	68,657,803
Participant loans	18,578,167	15,906,425
Guaranteed investment contracts	372,659,694	347,326,364
Net assets available for benefits at fair value	1,000,736,334	813,859,854
Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	(5,974,736)	5,118,695
Net assets available for benefits	$994,761,598	$820,910,446

The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2009 and 2008

	2009	2008
Additions:
Interest and dividends	$20,190,810	$51,576,694
Contributions - participants	55,306,403	59,006,815
Contributions - employer	35,273,782	38,390,211
Accrued contribution - employer	-	1,931,897
Rollover contributions	3,485,569	14,934,082
Total additions	114,256,564	165,839,699
Change in fair value of investments	128,456,998	(365,120,339)
Additions (reductions), net of change in fair value of investments	242,713,562	(199,280,640)

Deductions:
Benefits paid directly to participants	67,216,999	68,479,196
Deemed distributions	1,645,411	1,191,950
Other	-	9,127
Total deductions	68,862,410	69,680,273
Net increase (decrease)	173,851,152	(268,960,913)
Net assets available for benefits:
Beginning of year	820,910,446	1,089,871,359
End of year	$994,761,598	$820,910,446

The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements
December 31, 2009

1.	Description of the Plan

The following is a general description of the ING Americas Savings Plan and ESOP, hereinafter referred to as the “Plan.” Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time employees, as defined in the Plan document.  The Plan is intended to meet the requirements for qualification as both a profit sharing plan and stock bonus plan under the Internal Revenue Code (the “IRC”) Section 401(a) with an employee stock ownership feature under Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of IRC Sections 4975(e)(8) and 409(l). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ING North America Insurance Corporation is the Plan sponsor (“Plan Sponsor”, “ING” or the “Company”) and the ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”).  ING National Trust is the trustee of the Plan.

The Plan covers all eligible employees of ING as well as various other related ING participating employers.

Rights Offering

On October 26, 2009, ING Groep N.V. (the “Groep,” a Netherland corporation which is the parent of the Plan Sponsor) announced a rights offering to its shareholders. The rights offering is part of ING’s restructuring plan to separate its banking and insurance business. Participants of the Plan with investments in the ING stock funds received a proxy to vote with respect to the rights offering at the special shareholders meeting held November 25, 2009. The rights were issued to holders of shares of ING stock at the time that the issuance took place. As a result, the issuance increased the value of ING shares and, in turn, also increased the daily net asset value (“NAV”) per unit of the ING stock fund, which is based on the value of ING shares. In December 2009, the rights were sold on behalf of 401(k) plan participants by an independent fiduciary, and the proceeds of this sale were credited to the ING Market Stock Fund and ING Leveraged Stock Fund.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Investment Options

At December 31, 2009, the Plan’s assets were invested in the following investment vehicles:

Equity Index Trust
Goldman Sachs Collective Trust Strategic Value Fund
ING Intermediate Bond Fund - Class I
ING International Value Fund - Class I
ING Leveraged Stock Fund - Class I
ING Market Stock Fund
ING Real Estate Fund - Class I
ING Solution 2015 Portfolio - Initial Class
ING Solution 2025 Portfolio - Initial Class
ING Solution 2035 Portfolio - Initial Class
ING Solution 2045 Portfolio - Initial Class
ING Solution Income Portfolio - Initial Class
ING VP Small Cap Opportunities Portfolio - Initial Class
Mainstay Large Cap Growth Fund
Nuveen NWQ Small/Mid-Cap Value Fund - Class R
PIMCO Total Return Fund - Institutional Shares
Russell Small Cap Completeness Index SL Series Fund
Stable Value Option
Vanguard International Growth Fund
Vanguard Total Bond Market Index Fund - Signal Shares

Concentrations of Risk

At December 31, 2009 and 2008, the Plan’s assets were significantly concentrated in ING mutual funds and shares of the Groep stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution.  Company contributions are based on participant deferrals and eligible earnings.  Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable.  Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and restore accounts previously forfeited.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Most participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year.  Certain specified participants are subject to a five year vesting schedule.  Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ING’s managed long term disability plan, or (4) termination or partial termination of the Plan.

The amount of forfeited nonvested participant accounts as of December 31, 2009 and 2008 was $1,062,305 and $871,051, respectively.  Forfeitures are allocated in lieu of employer contributions as permitted by the Plan documents.

Participant Contributions

All participants in the Plan may contribute up to 50% of their pretax annual compensation.  Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”).  Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

Employer Contributions

The Company matches participant pre-tax contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation.  The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.

Dividends

Dividends (if any) paid on Groep shares are distributed to participants. Vested participants (except those who are suspended from making contributions to the Plan due to a hardship distribution) could elect to have the dividends remain in the Plan or to receive the dividends in cash.  Those participants electing a cash payment are subject to current taxation on the amount received, but are not subject to the 10% penalty tax on early Plan distributions.  Participants who were not vested or who were suspended from the Plan due to a hardship distribution were required under the terms of the Plan to receive their Groep shares dividends in cash.  Dividends distributed as cash were $0 and $891,220 for the years ended December 31, 2009 and 2008, respectively.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Participant Loans

Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%.  Loan repayment periods are for a maximum of five years.  Principal and interest are repaid ratably through payroll deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. A loan is considered in default on the last business day of the calendar quarter following the calendar quarter in which the loan repayment was due. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

Benefits

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s vested account balance; for any participant balances invested in Groep shares, election may be made to receive that portion of benefits in Groep shares.  Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his/her vested account balance.  As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

Beginning in 2008, the Plan Sponsor is responsible for paying all Plan expenses.  Plan Administrative expenses paid by the Plan were $0 for the years ended December 31, 2009 and 2008, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Plan accounts.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-01, “Topic 105 – Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (“ASU 2009-01”), which confirms that as of July 1, 2009, the “FASB Accounting Standards CodificationTM” (“the Codification” or “ASC”) is the single official source of authoritative, nongovernmental US GAAP.  All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Plan adopted the Codification as of July 1, 2009.  There was no effect on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.  The Plan has revised its disclosures to incorporate references to the Codification topics.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As required by ASC Topic 946, “Financial Services - Investment Companies” and ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans,” investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  ASC Topic 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Recently Adopted Accounting Standards

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

The provisions of ASU 2009-12 were adopted by the Plan on December 31, 2009. The Plan determined, however, that there was no effect on the Plan’s financial statements upon adoption, as its guidance is consistent with that previously applied by the Plan under US GAAP.

The provisions of ASU 2009-05 were adopted by the Plan on December 31, 2009. The Plan determined, however, that there was no effect on the Plan’s financial statements upon adoption, as its guidance is consistent with that previously applied by the Plan under US GAAP.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, “Subsequent Events,” which establishes:

▪	The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
▪	The circumstances under which an entity should recognize such events or transactions in its financial statements; and
▪	Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Plan on June 30, 2009. The Plan determined that there was no effect on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits upon adoption, as the guidance is consistent with that previously applied by the Plan under U.S. auditing standards.

Fair Value Measurements

In September 2006, the FASB issued ASC Topic 820, “Fair Value Measurements.”  ASC Topic 820 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value.  ASC Topic 820 does not expand the use of fair value to any new circumstances.

Under ASC Topic 820, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.  ASC Topic 820 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

ASC Topic 820 was adopted by the Company on January 1, 2008. Adopting ASC Topic 820 had no effect on the Plan’s financial statements.

New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

▪	Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
▪	Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
▪	Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
▪	Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 are effective for annual reporting periods beginning after December 15, 2009, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Plan is currently in the process of determining the impact of adoption of the provisions of ASU 2010-06.

Subsequent Events

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”, which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance.

The Plan determined that there was no effect on the Plan’s financial statement upon adoption of ASU 2010-09 as the guidance is consistent with that previously applied by the Plan under U.S. auditing standards.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep shares, guaranteed investment contracts (“GICs”), participant loans, common collective trusts and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep shares are based on the daily NAV per unit of the ING Stock Funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts are valued at the NAV redemption value as determined by the trustee.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

As discussed above, the Plan accounts for fully benefit responsive investment contracts in accordance with ASC Topics 946 and 962. Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest.  Interest credited is net of expenses.  Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment.  Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value.  The fair value of the Stable Value Option which consists of an underlying GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Loans to participants are valued at their outstanding balances, which approximates fair value.

Interest income is recorded on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassification

Certain 2008 balances have been reclassified to conform to the 2009 presentation.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

3.	Income Tax Status

The Plan received a determination letter from the IRS dated May 19, 2009, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was restated and amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the code and therefore believes the Plan is qualified and the related trust is tax-exempt.

4.	Investments

The value of individual investments that represent 5% or more of the Plan’s total net assets is as follows as of December 31:

	2009	2008
Equity Index Trust	$100,676,368	$82,816,796
ING International Value Fund - Class I	*	41,185,477
Mainstay Large Cap Growth Fund	99,613,355	70,482,657
Russell Small Cap Completeness Index SL Series Fund	66,230,799	48,204,536
Stable Value Option	366,684,958	352,445,059
*Investments not greater than 5%

The net appreciation (depreciation) in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation/ (depreciation) on those investments, is as follows for the years ended December 31:

	2009	2008
Mutual funds	$67,615,036	$(173,006,388)
Common collective trusts	44,665,480	(65,890,651)
ING Stock funds	16,176,482	(126,223,300)
Net appreciation (depreciation) in fair value	$128,456,998	$(365,120,339)

5.	Investments in Insurance Contracts

As of December 31, 2009, the Plan maintained one GIC related investment option, the Stable Value Option.  The underlying investment of the Stable Value Option consists of the Separate Account GIC contract ST-14698 (the “Contract”) issued by ING Life Insurance and Annuity Company (a party-in-interest).  The contract owned by the Plan is considered fully benefit-responsive in accordance with ASC Topic 962.  As of December 31, 2009 and 2008, the contract value of the investments in insurance contracts is $366,684,958 and $352,445,059, respectively.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

The earnings of the GIC investment are based on an interest rate applied to each participant’s outstanding balance.  The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.

Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value.  The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations.  Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity.  In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

The average yields based on actual earnings for the Contract for the years ended December 31, 2009 and 2008, were 2.59% and 4.10%, respectively. The crediting interest rates to participants for the Contract as of December 31, 2009 and 2008 were 2.59% and 4.10%, respectively. The Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC issuer may discontinue the contract with the Plan under the following circumstances:

▪	The Plan fails to meet any of its obligations under this contract or under any related agreement;
▪	All amounts under this contract are withdrawn;
▪	The Plan is no longer a qualified plan under the Code;
▪	The Plan is terminated;
▪	The Plan no longer has any obligations under the Plan;
▪	Any action is taken by the Plan Sponsor, or any other official, which:
a)	Creates a Competing Investment Option;
b)	Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;
c)	Materially affects the issuers’ rights and obligations under this contract;
▪	The Plan, without the issuers’ written agreement, attempts to assign the Plan’s interest in this contract;
▪	The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;
▪	The issuer elects to discontinue accepting deposits for all contracts of this class;
▪	Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);
▪
A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer’s obligations hereunder.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

In addition, the contract automatically discontinues if, at any time, the issuer calculates the weighted immediate credited rate to be 3% or less.  The issuer gives the Plan at least 30 days notice of such a discontinuance.

6.	Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statement of Net Assets Available for Benefits are categorized as follows:

▪	Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪
Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Inputs other than quoted market prices that are observable; and
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

The following tables present the Plan’s hierarchy for its assets measured at fair value.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3(1)	Total
Assets:
Mutual funds:
U.S. equities	$131,828,148	$-	$-	$131,828,148
International equities	92,538,988	-	-	92,538,988
Lifecycle funds	63,881,022	-	-	63,881,022
Short-term investment fund	49,685,474	-	-	49,685,474
Common collective trusts(2)	-	191,826,377	-	191,826,377
ING Stock funds(3)	-	79,738,464	-	79,738,464
Participant loans	-	-	18,578,167	18,578,167
Guaranteed investment contracts	-	372,659,694	-	372,659,694
Total	$337,933,632	$644,224,535	$18,578,167	$1,000,736,334

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3(1)	Total
Assets:
Mutual funds:
U.S. equities	$90,031,879	$-	$-	$90,031,879
International equities	65,306,277	-	-	65,306,277
Lifecycle funds	36,364,151	-	-	36,364,151
Short-term investment fund	41,009,414	-	-	41,009,414
Common collective trusts(2)	-	149,257,541	-	149,257,541
ING Stock funds(3)	-	68,657,803	-	68,657,803
Participant loans	-	-	15,906,425	15,906,425
Guaranteed investment contracts	-	347,326,364	-	347,326,364
Total	$232,711,721	$565,241,708	$15,906,425	$813,859,854

(1)Level 3 net assets accounted for 1.9% of total net assets measured at fair value.
(2)This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.
(3)This category includes a single investment in ING Groep Shares. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

Valuation of Financial Assets and Liabilities

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820.  Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs.

The following valuation methods and assumptions were used by the Plan in estimating the fair value of the following financial instruments:

Mutual funds: Mutual funds are reported at net asset value as calculated by the mutual fund based upon the value of the securities held by the mutual funds and are included in Level 1.

Common Collective Trust: Fair value for common collective trust is based upon inputs such as indices and therefore are classified as Level 2.

ING Stock Funds: ING Groep shares are reported based upon a quoted market price and observable market inputs. These shares are included in Level 2.  There are Level 2 inputs other than quoted market prices that are observable.

Guaranteed investment contracts: The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments.  The GIC is included in Level 2.

Participant Loans: Participant Loans are reported based upon observable and unobservable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments.

Level 3 Financial Instruments

In light of the methodologies employed to obtain the fair value of financial assets classified as Level 3, additional information is presented below.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements

The following table summarizes the change in fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008, respectively.

	Participant Loans
	2009	2008
Balance at January 1	$15,906,425	$15,183,267
Capital gains (losses):
Net realized capital gains (losses)	-	-
Net unrealized capital (losses) gains	-	-
Total net realized and unrealized capital losses	-	-

Purchases, sales, issuances and settlements, net	2,671,742	723,158
Transfer in (out) of Level 3	-	-
Balance at December 31	$18,578,167	$15,906,425

7.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Groep shares and GICs that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan.  At December 31, 2009 and 2008, respectively, funds of $586,409,531 and $557,607,311 were held in such investments and are considered party-in-interest transactions.

8.	Subsequent Events

The Plan has evaluated subsequent events for recognition and disclosure through the date of issuance of the financial statements.

Supplemental Schedule

ING AMERICAS SAVINGS PLAN AND ESOP
EIN: 52-1317217     Plan No.: 001
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
At December 31, 2009

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or	Description of	Current
	Similar Party	Investment	Value
	Equity Index Trust	Common Collective Trust	$ 100,676,368
	Goldman Sachs Collective Trust Strategic Value Fund	Common Collective Trust	24,919,210
*	ING Intermediate Bond Fund - Class I	Mutual Fund Shares	11
*	ING International Value Fund - Class I	Mutual Fund Shares	48,469,978
*	ING Leveraged Stock Fund	Stock Fund Shares	35,882,822
*	ING Market Stock Fund	Stock Fund Shares	43,855,642
*	ING Real Estate Fund - Class I	Mutual Fund Shares	20,203,251
*	ING Solution 2015 Portfolio - Initial Class	Mutual Fund Shares	10,648,354
*	ING Solution 2025 Portfolio - Initial Class	Mutual Fund Shares	15,331,573
*	ING Solution 2035 Portfolio - Initial Class	Mutual Fund Shares	17,986,714
*	ING Solution 2045 Portfolio - Initial Class	Mutual Fund Shares	17,047,690
*	ING Solution Income Portfolio - Initial Class	Mutual Fund Shares	2,866,691
*	ING VP Small Cap Opportunities Portfolio - Initial Class	Mutual Fund Shares	7,431,847
	Mainstay Large Cap Growth Fund	Mutual Fund Shares	99,613,355
	Nuveen NWQ Small/Mid-Cap Value Fund - Class R	Mutual Fund Shares	4,579,695
	Participant Loans	**	18,578,167
	PIMCO Total Return Fund - Institutional Shares	Mutual Fund Shares	48,331,071
	Russell Small Cap Completeness Index SL Series Fund	Common Collective Trust	66,230,799
*	Stable Value Option Fund	Guaranteed Investment Contract	366,684,958	***
	Vanguard International Growth Fund	Mutual Fund Shares	44,069,010
	Vanguard Total Bond Market Index Fund - Signal Shares	Mutual Fund Shares	1,354,392
			$ 994,761,598
Note:	Column (d) cost information is omitted for all participant directed investments.

*	Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently
	the prime interest rate plus 1%. Current interest rates on Participant Loans range from 4.25% to 9.25% as of
	December 31, 2009. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant
	Loans range from October 2009 to December 2014 as of December 31, 2009. The repayment periods above the
	maximum of five years are due to grandfathered plans acquired during company acquisitions.
***	Stated at contract value.

ING AMERICAS SAVINGS PLAN AND ESOP
EIN: 52-1317217 and Plan No. 001
Schedule G, Part III Nonexempt Transactions
Year ended December 31, 2009

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer, or other party-in- interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction

ING Life Insurance and Annuity Company	Recordkeeper	Receipt of float revenue	-	-	-	-	-	-	$ 8,500

ING Life Insurance and Annuity Company	Recordkeeper	Receipt of sub-transfer agency fees	-	-	-	-	-	-	$ 175,500

ING AMERICAS SAVINGS PLAN AND ESOP
EIN: 52-1317217 and Plan No. 001
Schedule G, Part III Nonexempt Transactions
Year ended December 31, 2008

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer, or other party-in- interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction

ING Life Insurance and Annuity Company	Recordkeeper	Receipt of float revenue	-	-	-	-	-	-	$ 93,026

ING Life Insurance and Annuity Company	Recordkeeper	Receipt of sub-transfer agency fees	-	-	-	-	-	-	$ 184,244

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Americas Savings Plan and ESOP
	By:	ING US PENSION COMMITTEE
November 17, 2010		By: /s/	Steve T. Pierson
Dated		Name:	Steve T. Pierson
		Title:	Chairman, ING U.S. Pension Committee